

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 7, 2008

Mr. N. Wilson Thomas, Chief Financial Officer
Ecco Energy Corp.
3315 Marquart Street, Suite 206
Houston, Texas 77027

> **Re:** **Ecco Energy Corp.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed April 23, 2008**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2008**
> **Filed May 15, 2008**
> **File No. 0-51656**

Dear Mr. Thomas:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

1.   We note you have made material acquisitions of working interests in oil and gas properties during Fiscal Year 2007, which are considered an acquisition of a business. As such, audited statements of revenues and direct expenses, footnote disclosures of reserve quantities, the standardized measure pursuant to Statement of Financial Accounting Standards 69 and pro forma financial information are required to be provided on Form 8-K within 75 days of the acquisition. Therefore, the required Form 8-K will not be considered to be timely filed and may limit your use of Forms S-2 and S-3. Tell us why you have not provided this information. See Regulation S-B, Item 310(c).

Controls and procedures

2.   Provide the statement required under Regulation S-K, Item 308T(a)(4) regarding the fact that attestation on internal controls over financial reporting is not provided by your registered public accounting firm.

Notes to Consolidated Financial Statements

Note 6 – Preferred Stock

3.   Disclose the conversion rate and terms for each class of preferred stock outstanding in your filing. Tell us how the conversion rate for each class of preferred stock was determined. Provide your analysis of whether any beneficial conversion feature existed for each class of preferred stock and, if so, tell us how you have accounted for it.

4.   We note the trigger events for the class B, C, and D preferred stock. Disclose why it is not probable that the securities will become redeemable. If you determine that it is probable that the securities will become redeemable, disclose your accounting policy for accretion to redemption value and revise your financial statements accordingly. Refer to Emerging Issue Task Force Issue Topic D-98, paragraph 15-17.

Exhibits 31.1 and 31.2

5.   The certifications required by Exchange Act Rule 13a-14(a) are not worded exactly as required by Regulation S-B, Item 601(b)(31). We note, among other deficiencies, that paragraphs four and five omit required wording and paragraph six can be deleted. Please file an amendment to Form 10-KSB for Fiscal Year 2007 that includes the entire periodic report and new corrected certifications. Please make corresponding amendments on Form 10-Q for the quarter ended March 31, 2008.

Form 10-QSB for the Quarter Ended March 31, 2008

General

6.   We note that your most recent quarterly report for the period ending March 31,
        2008 was on Form 10-QSB and not Form 10-Q. Beginning February 4, 2008,
        companies formerly classified as "small business issuers" under Regulation S-B
        must file their quarterly reports on Form 10-Q after they have filed an annual
        report for a fiscal year ending after December 15, 2007. Although small business
        issuers are now required to file on Form 10-Q, the disclosure requirements for
        that form are now tailored for smaller companies.

        Review your filing requirements and consider whether any action is necessary if
        your most recently filed quarterly report does not contain all required material
        information. In any event, you should file your next quarterly report on Form 10-
        Q.

        Information about recent changes to rules affecting small business issuer form
        types and disclosure and filing requirements is available on the SEC website at
        http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf. If you have any
        questions about these changes, please contact the SEC's Office of Small Business
        Policy at (202) 551-3460 or smallbusiness@SEC.gov.

Exhibit 32.1

7.   We note this exhibit has not been signed and dated by your Chief Executive
        Officer. In a full amended filing on Form 10-Q, provide an exhibit with this
        information.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing."]

You may contact Gary Newberry at (202) 551- 3761, or Kim Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief